Baird Holm ATTORNEYS AT LAW	Dennis J. Fogland
A Limited Liability Partnership EST. 1873	1500 Woodmen Tower Omaha, Nebraska 68102.2068 402.344.0500 www.bairdholm.com Direct Dial: 402.636.8264 Direct Fax: 402.231.8556 E-Mail: dfogland@bairdholm.com

April 25, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Bridges Investment Fund, Inc.
File Nos. 811-01209 and 002-21600

Ladies and Gentlemen:

We have acted as counsel for Bridges Investment Fund, Inc. in reviewing Post-Effective Amendment No. 54 (the "Amendment") to its Registration Statement on Form N-1A, to be filed with the Securities and Exchange Commission (the "Commission") pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the "Act").

Based upon our review of the Amendment in the form to be filed with the Commission, we hereby represent, pursuant to Rule 485(b)(4) under the Act, that the Amendment does not contain any disclosures which, in our judgment, would render it ineligible to become effective under Rule 485(b).

Yours very truly,

Dennis J. Fogland
FOR THE FIRM
DJF/lkn
Enclosure
cc: Edson L. Bridges III, President

DOCS/667867.1

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